UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 16, 2005

Commission File Number: 000-30134

CDC Corporation ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

34/F Citicorp Centre 18 Whitfield Road Causeway Bay Hong Kong
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other Events.

On November 24, 2005, CDC Corporation announced the following management change at China.com Inc., its 81% owed mobile value added services, Internet services and online game provider subsidiary:

The appointment of Mr. Albert Lam, the president and chief operating officer of China.com Inc., as chief executive officer of China.com Inc. Mr. Lam will take up his new duties and join the board of China.com Inc. on November 28,
2005. Mr. Rudy Chan, the current chief executive officer of China.com Inc., has announced his resignation, but has agreed to stay with the company until the end of the year as a transition period.

Mr. Lam has over 24 years of experience in the telecommunications and IT industries in North America and Greater China, of which more than seven years were with Motorola Inc. Prior to joining China.com Inc., he was Vice President of Motorola Asia Pacific and General Manager of the Taiwan PCS Division. Mr.
Lam was the chief operating officer of Newpalm from March 2001 until December
2002 where he helped establish strong relationships with the local provincial operators. In addition, Mr. Lam has worked with Northern Telecom (Nortel) for
10 years and gained a broad range of experience in engineering, business developing, marketing and ventures management.  Mr. Lam holds a master of business administration from the University of Calgary and a bachelor degree of Applied Science from the University of Toronto.

Exhibit  Description

1.1      Press release dated November 18, 2005
         CDC Corporation’s mobile services and online gaming unit, China.com
         Inc., announces appointment of Executive Director

1.2      Press release dated November 18, 2005
         CDC Corporation Announces Third Quarter 2005 Earnings Release Date

1.3      Press release dated November 21, 2005
         CDC Corporation’s Mobile Value Added Services and Online Gaming
         Subsidiary, China.com Inc., Reported Third Quarter 2005 Financial
         Results

1.4      Press release dated November 22, 2005
         Vantage Credit Union Selects Pivotal Financial Services

1.5      Press release dated November 23, 2005
         CDC Corporation provides 2005 third quarter updates for its two business units and reports financial results

1.6      Press release dated November 24, 2005
         China.com Announces Appointment of New CEO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CDC Corporation

Date: November 25, 2005	By:	Steven Chan
	Name:	Steven Chan
	Title:	Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

1.1	Press release dated November 18, 2005 -- CDC Corporation’s mobile services and online gaming unit, China.com Inc., announces appointment of Executive Director
1.2	Press release dated November 18, 2005 -- CDC Corporation Announces Third Quarter 2005 Earnings Release Date
1.3	Press release dated November 21, 2005 -- CDC Corporation’s Mobile Value Added Services and Online Gaming Subsidiary, China.com Inc., Reported Third Quarter 2005 Financial Results
1.4	Press release dated November 22, 2005 -- Vantage Credit Union Selects Pivotal Financial Services
1.5	Press release dated November 23, 2005 -- CDC Corporation provides 2005 third quarter updates for its two business units and reports financial results
1.6	Press release dated November 24, 2005 -- China.com Announces Appointment of New CEO